                              File No. 70-_____

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                -----------------------------------------------

                                   FORM U-1

                            APPLICATION-DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                -----------------------------------------------

                            COLUMBIA ENERGY GROUP
                  COLUMBIA ENERGY GROUP SERVICE CORPORATION
                           COLUMBIA LNG CORPORATION
                               CLNG CORPORATION
                    COLUMBIA ATLANTIC TRADING CORPORATION
                     COLUMBIA ENERGY SERVICES CORPORATION
                 COLUMBIA ENERGY POWER MARKETING CORPORATION
                    COLUMBIA ENERGY MARKETING CORPORATION
                            ENERGY.COM CORPORATION
                       COLUMBIA SERVICE PARTNERS, INC.
                       COLUMBIA ASSURANCE AGENCY, INC.
                  COLUMBIA ENERGY GROUP CAPITAL CORPORATION
                     COLUMBIA DEEP WATER SERVICES COMPANY
                           13880 Dulles Corner Lane
                            Herndon, VA 20171-4600

                        COLUMBIA ELECTRIC CORPORATION
                     TRISTAR PEDRICK LIMITED CORPORATION
                     TRISTAR PEDRICK GENERAL CORPORATION
                    TRISTAR BINGHAMTON LIMITED CORPORATION
                    TRISTAR BINGHAMTON GENERAL CORPORATION
                     TRISTAR VINELAND LIMITED CORPORATION
                     TRISTAR VINELAND GENERAL CORPORATION
                     TRISTAR RUMFORD LIMITED CORPORATION
                    TRISTAR GEORGETOWN GENERAL CORPORATION
                    TRISTAR GEORGETOWN LIMITED CORPORATION
                        TRISTAR FUEL CELLS CORPORATION
                             TVC NINE CORPORATION
                             TVC TEN CORPORATION
                             TRISTAR SYSTEM, INC.
                           13880 Dulles Corner Lane
                            Herndon, VA 20171-4600

                       COLUMBIA NATURAL RESOURCES, INC.
                                 ALAMCO, INC.
                           ALAMCO - DELAWARE, INC.
                        HAWG HAULING & DISPOSAL, INC.
                       PHOENIX-ALAMCO VENTURES, L.L.C.
                             CLARKSBURG GAS, L.P.
                   COLUMBIA NATURAL RESOURCES CANADA, LTD.
                           900 Pennsylvania Avenue
                             Charleston, WV 25302

                    COLUMBIA GAS TRANSMISSION CORPORATION
                           12801 FairLakes Parkway
                            Fairfax, VA 22030-0146

                      COLUMBIA GULF TRANSMISSION COMPANY
                           2603 Augusta, Suite 125
                              Houston, TX 77057

                    COLUMBIA NETWORK SERVICES CORPORATION
                             CNS MICROWAVE, INC.
                               1600 Dublin Road
                           Columbus, OH 43215-1082

                         COLUMBIA PROPANE CORPORATION
                      9200 Arboretum Parkway, Suite 140
                              Richmond, VA 23236

                        COLUMBIA GAS OF KENTUCKY, INC.
                          COLUMBIA GAS OF OHIO, INC.
                        COLUMBIA GAS OF MARYLAND, INC.
                      COLUMBIA GAS OF PENNSYLVANIA, INC.
                        COLUMBIA GAS OF VIRGINIA, INC.
                            200 Civic Center Drive
                              Columbus, OH 43215

 -----------------------------------------------------------------------------
             (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                             COLUMBIA ENERGY GROUP
 -----------------------------------------------------------------------------
               (Name of top registered holding company parent of
                         each applicant or declarant)

                         J. W. Trost, Vice President

                  COLUMBIA ENERGY GROUP SERVICE CORPORATION
                           13880 Dulles Corner Lane
                            Herndon, VA 20171-4600

               -------------------------------------------------
                   (Name and address of agent for service)

         Names and Addresses of Subsidiary Company Agents for Service:

                      M. A. CHANDLER, Vice President and
                           Chief Financial Officer
                       Columbia Natural Resources, Inc.
                                 Alamco, Inc.
                            Alamco-Delaware, Inc.
                        Hawg Hauling & Disposal, Inc.
                       Phoenix-Alamco Ventures, L.L.C.
                             Clarksburg Gas, L.P.
                   Columbia Natural Resources Canada, Ltd.
                           900 Pennsylvania Avenue
                             Charleston, WV 25302

                            D. P. DETAR, Treasurer
                        Columbia Electric Corporation
                     TriStar Pedrick Limited Corporation
                     TriStar Pedrick General Corporation
                    TriStar Binghamton Limited Corporation
                    TriStar Binghamton General Corporation
                     TriStar Vineland Limited Corporation
                     TriStar Vineland General Corporation
                     TriStar Rumford Limited Corporation
                    TriStar Georgetown Limited Corporation
                    TriStar Georgetown General Corporation
                        TriStar Fuel Cells Corporation
                             TVC Nine Corporation
                             TVC Ten Corporation
                             TriStar System, Inc.
                           13880 Dulles Corner Lane
                            Herndon, VA 20171-4600

                          S. T. MACQUEEN, Treasurer
                           Columbia LNG Corporation
                               CLNG Corporation
                           13880 Dulles Corner Lane
                            Herndon, VA 20171-4600

                         J. W. TROST, Vice President
                  Columbia Energy Group Service Corporation

                           13880 Dulles Corner Lane
                            Herndon, VA 20171-4600

                          P. R. ALDRIDGE, President
                     Columbia Deep Water Services Company
                           13880 Dulles Corner Lane
                            Herndon, VA 20171-4600

                          J. W. GROSSMAN, Treasurer
                  Columbia Energy Group Capital Corporation
                    Columbia Atlantic Trading Corporation
                           13880 Dulles Corner Lane
                            Herndon, VA 20171-4600

                           S. M. NORDIN, Treasurer
                         Columbia Propane Corporation
                      9200 Arboretum Parkway, Suite 140
                              Richmond, VA 23236

                   G. A. BARNARD, Treasurer and Controller
                    Columbia Gas Transmission Corporation
                      Columbia Gulf Transmission Company
                         1700 MacCorkle Avenue, S.E.
                             Charleston, WV 25314

                            D. FURLANO, Treasurer
                    Columbia Network Services Corporation
                             CNS Microwave, Inc.
                               1600 Dublin Road
                           Columbus, OH 43215-1082

                    D. R. MCCLURE, Chief Financial Officer
                 Columbia Energy Power Marketing Corporation
                    Columbia Energy Marketing Corporation
                       Columbia Service Partners, Inc.
                       Columbia Assurance Agency, Inc.
                            Energy.com Corporation
                           13880 Dulles Corner Lane
                            Herndon, VA 20171-4600

                        R. LAWLER, Vice President and
                              Retail Controller
                     Columbia Energy Services Corporation
                           13880 Dulles Corner Lane
                            Herndon, VA 20171-4600

                     A. J. SONDERMAN, Corporate Secretary
                        Columbia Gas of Kentucky, Inc.
                          Columbia Gas of Ohio, Inc.
                        Columbia Gas of Maryland, Inc.
                      Columbia Gas of Pennsylvania, Inc.
                        Columbia Gas of Virginia, Inc.
                            200 Civic Center Drive
                              Columbus, OH 43215
------------------------------------------------------------------------------
              (Names and Addresses of Other Agents for Service)

      Columbia Energy Group ("Columbia"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and its subsidiary companies (collectively, the "Columbia Group" or "Group" or "Subsidiaries"), hereby submit for filing this Application-Declaration on Form U-1.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

      (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

      The Columbia Group is seeking additional authority, as described below, to enable it to participate fully in competitive energy markets through December 31, 2003:

            1. Columbia asks the Commission to increase its long-term financing authority to $7 billion and to extend the related long-term intrasystem financing authority through December 31, 2003.

            2. Columbia also seeks to expand and extend its guarantee authority to $5 billion through December 31, 2003.

            3. The Subsidiaries hereby request authority to acquire, retire and redeem securities that they have issued to an associate company, an affiliate, or an affiliate of an associate company.

Summary of Existing Authority

      By order dated December 23, 1996 in File No. 70-8925 (Holding Co. Act Release No. 26634) (the "Omnibus Financing Order"), Columbia was authorized to engage in a wide range of financing transactions through December 31, 2001, subject to certain conditions and parameters. Among the conditions was the following: "The aggregate amount of external, long-term debt and equity financing issued by Columbia, through December 31, 2001, will not exceed $5 billion of long-term debt and equity financing or more than $1 billion of short-term borrowing outstanding at any one time." Under the terms of the Omnibus Financing Order, Columbia and its nonutility subsidiaries were authorized to enter guarantee arrangements, obtain letters of credit and otherwise provide credit support with respect to obligations of their respective subsidiaries as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses through December 31, 2001, subject to an aggregate limit on such credit support of $500 million at any one time. The guarantees were in addition to any other financing authorization requested in that file. The Omnibus Financing Order authorized Columbia to acquire, retire or redeem securities of which it was the issuer without the need for prior Commission approval. The order was silent, however, with respect to such transactions by the Subsidiaries.

      The Omnibus Financing Order was subject to the following general conditions: (1) Columbia must maintain its long-term debt rating at an investment grade level as established by a nationally recognized statistical rating organization, as that term is used in rule c-1(c)(2)(vi)(F) of the Securities Exchange Act of 1934; (2) its common equity, as reflected in its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, does not fall below 30% of its consolidated capitalization; (3) the effective cost of money on debt borrowing occurring pursuant to this authorization will not exceed 300 basis points over comparable term U.S. Treasury securities; (4) the maturity of short-term indebtedness will not exceed one year; (5) the underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive bid issue, sale or distribution of a security in this matter will not exceed 5% of the principal or total amount of the financing; (6) with respect to any Bid Notes, they will bear interest rates comparable to, or lower than, those available through other proposed forms of short-term borrowing with similar terms and have maturities not exceeding 270 days; (7) the proceeds from the sale of securities by Columbia in external financing transactions will be added to Columbia's treasury and used for general and corporate purposes including: (a) the financing, in part, of the capital expenditures of Columbia and its Subsidiaries; (b) in the case of short-term debt, the financing of gas storage inventories, other working capital requirements and capital spending of the Group; (c) the acquisition of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs");
(d) the acquisition, retirement, or redemption of securities of which Columbia is an issuer without the need for prior Commission approval pursuant to Rule 42 or a successor rule; and/or (e) the acquisition of the securities of nonutility companies as permitted under any final rule of the Commission permitting such acquisitions.

      By order dated November 18, 1997 (Holding Co. Act Release No. 26780), the guarantee authority was increased to $2 billion.

      By order dated December 22, 1997, (Holding Co. Act Release No. 26798), the Commission increased the short-term authority to $2 billion and extended the authorization through December 31, 2003.

      Request for Authority

      Subject to the terms and conditions set forth in the Omnibus Financing Order, Columbia and its Subsidiaries request the following authority through December 31, 2003.


1.    Long-Term Financing

      Columbia has an established goal of increasing its investment in generally non-rate regulated businesses. As Columbia's operations grow, the needs of the Subsidiaries for long-term capital will also increase. Columbia primarily uses long-term financing to support its capital expenditure program, which is expected to continue to be in excess of $550 million annually, and to take advantage of growth opportunities through acquisitions. Columbia's capital expenditure program is designed to ensure the safety and reliability of its various pipeline systems and to expand and improve service where appropriate. As a part of Columbia's growth strategy to significantly expand its non-rate regulated operations, Columbia may make acquisitions from time-to-time where economies of scale and strategic opportunities provide shareholder value.

      In addition, regulated investment opportunities may arise from time to time. While Columbia would, of course, seek such additional regulatory approval as may be required in connection with such acquisitions, the requested increase in long-term financing authority will enhance the Group's ability to participate effectively in the evolving energy markets.

      Accordingly, Columbia asks the Commission to increase its long-term financing authority to $7 billion and to extend the related long-term intrasystem financing authority through December 31, 2003. In this regard, Columbia proposes to issue a combination of debentures, which may be in the form of medium term notes, common stock, preferred stock, and or other equity and debt securities in an aggregate amount not to exceed $7 billion. Long-term debt securities could include, but not be limited to, convertible debt, subordinated debt, bank borrowings, and securities with call and put options.

      The Maryland utility commission does not exercise jurisdiction over the issuance of long-term securities. Commission authorization is therefore requested for the issuance of long-term securities in the form of equity, a note or other form of indebtedness within the meaning of Rule 52, from time to time, through December 31, 2003, by Columbia Gas of Maryland, Inc. and the acquisition of such securities by Columbia.

2.    Guarantees

      Columbia seeks increased guarantee authority to facilitate the growth of its regulated and non-rate-regulated businesses. In particular, the Group's marketing and brokering activities, although not capital intensive per se, generally require significant parent guarantees. As of June 30, 1998, there were outstanding guarantees and letters of credit totaling approximately $725 million in connection with the operations of Columbia Energy Services Corporation (the Group gas marketing subsidiary) and Columbia Energy Power Marketing Corporation (the Group power marketing subsidiary). Current plans are for Columbia to increase its marketing operations significantly over the next five years. A corresponding increase in Columbia's guarantee authority is necessary if the Columbia Group is to achieve its goal of 30% of operating income from non-rate-regulated businesses. Accordingly, Columbia seeks to expand and extend its guarantee authority to $5 billion through December 31, 2003.

3.    Acquisition, Retirement and Redemption of Securities

      The Omnibus Financing Order authorized "the acquisition, retirement, or redemption of securities of which Columbia is the issuer without the need for prior Commission approval pursuant to rule 42 or a successor rule." The order was silent, however, with respect to such transactions by other Group companies. Because Columbia is a gas registered system, it relies on intra-system financings and situations routinely arise in which a Subsidiary seeks to retire or redeem securities held by an associate company. In the subsequent order in New Century

Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997), the Commission granted all companies in the registered system the authority to acquire, retire and redeem securities that they have issued to an associate company, an affiliate or an affiliate of an associate company. Following that decision, Columbia and the Subsidiaries hereby request authority, pursuant to Sections 9(a), 10 and 12(c) of the Act, to acquire, retire and redeem securities that they have issued to an associate company, an affiliate, or an affiliate of an associate company.

                           *     *     *     *     *

      Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period has led to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid this situation in the future, Columbia hereby designates a period from the date of the order in this matter to the expiration of the authority under this order as the period in which it will carry out transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by the relevant orders.

                         *     *      *      *      *

      The conditions of Rule 54 are satisfied: At present, Columbia has no "aggregate investment" within the meaning of Rule 53(a)(1)(i) in exempt wholesale generators or foreign utility companies. None of the disabling conditions under Rule 53(b) exist with respect to Columbia and so Rule 53(c) is inapplicable.

      (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

      Not applicable.

      (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

      Not applicable.

      (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

      Not applicable.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

      (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal fees in connection with the preparation of the Application-

Declaration . . . . . . . . . . . . . . . .$7,500.00
                                         -----------
Total . . . . . . . . . . . . . . . . . . .$7,500.00
                                           ---------

      (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

      The Columbia Energy Group Service Corporation will render certain legal services at cost.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

      The requested increase in long-term financing authority is subject to Sections 6, 7, 9, and 10 and 12 of the Act and rules thereunder.

      The requested increase in guarantee authority is subject to Sections 6, 7 and 12 of the Act and rules thereunder.

      The requested authority for Columbia and the Subsidiaries to acquire, retire and redeem securities of which they are the issuer is subject to Sections 9, 10 and 12 of the Act and rules thereunder.

      (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

      Not applicable.

ITEM 4.  REGULATORY APPROVAL

      (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

      The Kentucky, Ohio, Pennsylvania and Virginia utility commissions have jurisdiction over the issuance of long-term securities.

      (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

      Columbia Gas of Maryland, Inc. will obtain other regulatory approval as required. Copies of relevant filings with and orders obtained from any state commission will be provided to this Commission.

ITEM 5.  PROCEDURE

      (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

      It is requested that the Commission issue its Notice by September 15, 1998 and its order on or before October 31, 1998.

      (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

      Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

      The following are financial statements and exhibits filed as a part of this statement.

      (a)  Exhibits

      F Opinion of Counsel for Columbia and Subsidiaries (to be filed by Amendment)

      G   Proposed Notice

      (b) Financial Statements

      Financial statements are not submitted with respect to the authorizations herein sought due to (i) the impracticality of knowing the type and extent of financing transactions that may occur during such period and (ii) the extended period for which authorizations are sought. However, Columbia will furnish any financial information that the Commission shall request.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

      The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

      (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

      No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.

                                   SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

      The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

            COLUMBIA ENERGY GROUP

DATE: September 9, 1998   by: //s//M. W. O'Donnell
                          ---------------------------------
                          M. W. O'Donnell, Senior Vice President &
                          Chief Financial Officer

            COLUMBIA NATURAL RESOURCES, INC.
            ALAMCO, INC.
            ALAMCO-DELAWARE, INC.
            HAWG HAULING & DISPOSAL, INC.
            PHOENIX-ALAMCO VENTURES, L.L.C.
            CLARKSBURG GAS, L.P.
            COLUMBIA NATURAL RESOURCES CANADA, LTD.

DATE:   September 9, 1998     by://s//M. A. Chandler
                              ------------------------------------

                        M. A. Chandler, Vice President and Chief Financial
                        Officer

            COLUMBIA DEEP WATER SERVICES COMPANY

DATE: September 9, 1998    by://s//P. R. Aldridge
                           ------------------------
                           P. R. Aldridge, President

            COLUMBIA GAS OF KENTUCKY, INC.
            COLUMBIA GAS OF OHIO, INC.
            COLUMBIA GAS OF MARYLAND, INC.
            COLUMBIA GAS OF PENNSYLVANIA, INC.
            COLUMBIA GAS OF VIRGINIA, INC.
            COLUMBIA NETWORK SERVICES CORPORATION
            CNS MICROWAVE, INC.
            COLUMBIA GULF TRANSMISSION COMPANY
            COLUMBIA GAS TRANSMISSION CORPORATION
            COLUMBIA PROPANE CORPORATION
            COLUMBIA ENERGY GROUP SERVICE CORPORATION
            COLUMBIA LNG CORPORATION
            CLNG CORPORATION
            COLUMBIA ATLANTIC TRADING CORPORATION
            COLUMBIA ENERGY SERVICES CORPORATION
            COLUMBIA ENERGY POWER MARKETING CORPORATION
            COLUMBIA ENERGY MARKETING CORPORATION
            ENERGY.COM CORPORATION
            COLUMBIA SERVICE PARTNERS, INC.
            COLUMBIA ASSURANCE AGENCY, INC.
            COLUMBIA ENERGY GROUP CAPITAL CORPORATION
            COLUMBIA ELECTRIC CORPORATION
            TRISTAR PEDRICK LIMITED CORPORATION
            TRISTAR PEDRICK GENERAL CORPORATION
            TRISTAR BINGHAMTON LIMITED CORPORATION
            TRISTAR BINGHAMTON GENERAL CORPORATION
            TRISTAR VINELAND LIMITED CORPORATION
            TRISTAR VINELAND GENERAL CORPORATION
            TRISTAR RUMFORD LIMITED CORPORATION
            TRISTAR GEORGETOWN GENERAL CORPORATION
            TRISTAR GEORGETOWN LIMITED CORPORATION
            TRISTAR FUEL CELLS CORPORATION
            TVC NINE CORPORATION
            TVC TEN CORPORATION
            TRISTAR SYSTEM, INC.

DATE: September 9, 1998    by://s//J. W. Trost

                        ---------------------
                        J. W. Trost, Vice President

EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION

(Release No. ____________ )

________, 1998

      Columbia Energy Group. ("Columbia"), 13880 Dulles Corner Lane, Herndon, VA 20171-4600, a Delaware Corporation, and a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act"), and its subsidiary companies have filed an application seeking additional authority, as described below, to enable them to participate fully in competitive energy markets through December 31, 2003:

            1. Columbia asks the Commission to increase its long-term financing authority to $7 billion and to extend the related long-term intrasystem financing authority through December 31, 2003.

            2. Columbia also seeks to expand and extend its guarantee authority to $5 billion through December 31, 2003.

            3. The Subsidiaries hereby request authority to acquire, retire and redeem securities that they have issued to an associate company, an affiliate, or an affiliate of an associate company.

      The filing and amendments thereto are available for public inspection through the commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _________________, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                             Jonathan G. Katz
                                Secretary